SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

WORLD WRESTLING ENTERTAINMENT, INC.
_________________________________________________________________
(Name of Issuer)

Class A Common Stock, $0.01 par value
_________________________________________________________________
(Title of Class of Securities)

98156Q108
_________________________________________________________________
(CUSIP Number)

Linda E. McMahon
c/o McMahon Ventures, LLC
1055 Washington Boulevard, 5th Floor
Stamford, Connecticut 06901
(203) 324-2010
_________________________________________________________________
(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

December 6, 2013
_________________________________________________________________
(Date of Event Which Requires
Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
_____________

CUSIP No.	98156Q108

1)	NAME OF REPORTING PERSON

Vincent K. McMahon 2013 Irrev. Trust U/A dtd. December 5, 2013

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a)	[ ]
			(b)	[ ]
3)	SEC USE ONLY

4)	SOURCE OF FUNDS		Not Applicable

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7)	SOLE VOTING POWER	8,500,000

	8)	SHARED VOTING POWER	0

	9)	SOLE DISPOSITIVE POWER	8,500,000

	10)	SHARED DISPOSITIVE POWER	0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		8,500,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		21.4%*

14)	TYPE OF REPORTING PERSON	OO

*Based on an assumed conversion of all of the shares of the Issuer’s Class B Common Stock to which this Schedule 13D relates into Class A Common Stock (see “Introductory Note” and Item 5 below for more information).

SCHEDULE 13D

CUSIP No.	98156Q108

1)	NAME OF REPORTING PERSON

Linda E. McMahon

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
				(a)	[ ]
				(b)	[ ]
3)	SEC USE ONLY

4)	SOURCE OF FUNDS		Not Applicable

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)				[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

	7)	SOLE VOTING POWER	9,066,770

	8)	SHARED VOTING POWER	0

	9)	SOLE DISPOSITIVE POWER	566,770

	10)	SHARED DISPOSITIVE POWER	8,500,000

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		9,066,770

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		22.5%*

14)	TYPE OF REPORTING PERSON	IN

*Based on an assumed conversion of all of the shares of the Issuer’s Class B Common Stock to which this Schedule 13D relates into Class A Common Stock (see “Introductory Note” and Item 5 below for more information).

Introductory Note

On December 6, 2013, Vincent K. McMahon (“Mr. McMahon”) made a gift of 8,500,000 shares of Class B Common Stock, $.01 par value per share ("Class B Common Stock"), of World Wrestling Entertainment, Inc. (the "Company" or “Issuer”) to the Vincent K. McMahon 2013 Irrev. Trust U/A dtd. December 5, 2013 (the “GRAT”) for estate planning purposes.  Linda E. McMahon (“Ms. McMahon”) is the trustee of the GRAT established by Mr. McMahon and has the sole power to vote the shares of Class B Common Stock held by the GRAT.  Each of Mr. McMahon (as special trustee of the GRAT) and Ms. McMahon has the unilateral power to sell the shares of Class B Common Stock held by the GRAT.  Giving effect to this GRAT contribution, Mr. McMahon continues to beneficially own for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) 39,272,641 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 39,272,641 shares of the Company's Class A Common Stock, par value $.01 per share ("Class A Common Stock").  Generally, each share of Class B Common Stock is entitled to ten votes per share.  Mr. McMahon separately reports the beneficial ownership of all 39,272,641 shares of Class B Common Stock, including the 8,500,000 shares gifted to the GRAT.

This Statement on Schedule 13D (“Schedule 13D”) relates to (i) 8,500,000 shares of Class B Common Stock owned of record by the GRAT, (ii) 566,670 shares of Class B Common Stock held directly by Ms. McMahon and (iii) 100 shares of Class A Common Stock held directly by Ms. McMahon.  The shares of Class B Common Stock owned by the GRAT constitute approximately 18.1% of the Company's total voting power (which voting power is controlled by Ms. McMahon as trustee).  Including the shares of Class B Common Stock owned by the GRAT, Ms. McMahon holds sole voting power with respect to shares of Class B Common Stock and Class A Common Stock constituting an aggregate of approximately 19.3% of the Company's total voting power.

Assuming the conversion of the shares of Class B Common Stock held by the GRAT, the GRAT would own of record approximately 21.4% of the issued and outstanding shares of the Company's Class A Common Stock, based on the number of shares of Class A Common Stock outstanding as of October 30, 2013.  Assuming the conversion of all of the outstanding shares of Class B Common Stock, the GRAT would own of record approximately 11.3% of the issued and outstanding shares of the Company's Class A Common Stock, based on the number of shares of Class A and Class B Common Stock outstanding as of October 30, 2013.

Assuming the conversion of the shares of Class B Common Stock beneficially owned by Ms. McMahon, Ms. McMahon would beneficially own approximately 22.5% of the issued and outstanding shares of the Company's Class A Common Stock, based on the number of shares of Class A Common Stock outstanding as of October 30, 2013.  Assuming the conversion of all of the outstanding shares of Class

B Common Stock, Ms. McMahon would beneficially own approximately 12.1% of the issued and outstanding shares of the Company's Class A Common Stock, based on the number of shares of Class A and Class B Common Stock outstanding as of October 30, 2013.

Item 1.  Security and Issuer.

This Schedule 13D is filed with respect to the Class A Common Stock but relates to the Class A Common Stock and Class B Common Stock.  The Issuer’s principal executive offices are located at 1241 E. Main Street, Stamford, Connecticut 06902.

Item 2.  Identity and Background.

(a)           This statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)   Ms. McMahon

(ii)   The GRAT

(b)           The business address of the principal offices of each of the Reporting Persons is:

c/o McMahon Ventures, LLC
1055 Washington Boulevard, 5th Floor
Stamford, Connecticut 06901

(c)           The present principal occupations of the Reporting Persons are:

(i)    Ms. McMahon: Self-employed executive.

(ii)    The GRAT: Not Applicable.

(d)           During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship:

(i)   Ms. McMahon is a citizen of the United States of America.

(ii)    The GRAT is an entity organized under the laws of the State of Connecticut.

Item 3.  Source and Amount of Funds or Other Consideration.

Each of the GRAT and Ms. McMahon acquired the shares of Class B Common Stock as the result of a gift of such shares by Mr. McMahon. No monetary consideration was paid for such shares.

Item 4.  Purpose of Transaction.

Acquisitions of Class B Common Stock by Ms. McMahon and the GRAT were made for investment purposes.

Ms. McMahon may purchase additional shares of Class A or Class B Common Stock or similar securities from time to time, either in brokerage transactions in the over-the-counter market or in privately-negotiated transactions.  Any decision to increase her holdings of Class A or Class B Common Stock will depend on various factors, including, but not limited to, the price of the shares of Class A Common Stock, the terms and conditions of the transaction and prevailing market conditions.  The GRAT may acquire beneficial ownership of additional shares of Class B Common Stock from time to time in connection with any future gifts by Mr. McMahon.

Ms. McMahon and the GRAT also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of their Class B Common Stock depending on various factors, including, but not limited to, the price of the shares of the Class A and/or Class B Common Stock, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity, family planning and diversification objectives.

Ms. McMahon and the GRAT intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Class A and Class B Common Stock.

Neither Ms. McMahon nor the GRAT, as stockholders of the Company, has any plan or proposal other than as described herein that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of Ms. McMahon and the GRAT may, at any time and from time to time, review or reconsider her or its position and/or change her or its purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

(a)(i) According to information provided by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2013, as of October 30, 2013 there were 31,302,790 shares of Class A Common Stock issued and outstanding, and 43,797,830 shares of Class B Common Stock issued and outstanding.  Ms. McMahon may be deemed the beneficial owner for purposes of Section 13(d) of the Exchange Act of (i) 9,066,670 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 9,066,670 shares of Class A Common Stock and (ii) 100 shares of Class A Common Stock.  The 9,066,670 shares of Class B Common Stock represent approximately 12.1% of the total number of shares of Class A Common Stock and Class B Common Stock issued and outstanding as of October 30, 2013 and 20.7% of the total Class B Common Stock issued and outstanding as of such date. The 100 shares of Class A Common Stock represent approximately 0.0% of the total number of shares of Class A Common Stock and Class B Common Stock issued and outstanding as of October 30, 2013 and 0.0% of the total Class A Common Stock issued and outstanding as of such date.  On an as-converted basis, the 9,066,770 shares of Class A Common Stock and Class B Common Stock represent approximately 22.5% of the total Class A Common Stock issued and outstanding as of such date. Generally, each share of Class B Common Stock is entitled to ten votes per share.  Accordingly, the 9,066,670 shares of Class B Common Stock and 100 shares of Class A Common Stock beneficially owned by Ms. McMahon generally represent approximately 19.3% of the Issuer’s total voting power.

(ii) The GRAT may be deemed the beneficial owner for purposes of Section 13(d) of the Exchange Act of 8,500,000 shares of Class B Common Stock, which may be converted at any time on a one-for-one basis into 8,500,000 shares of Class A Common Stock. Such shares represent approximately 11.3% of the total number of shares of Class A Common Stock and Class B Common Stock issued and outstanding as of October 30, 2013, 19.4% of the total Class B Common Stock issued and outstanding as of such date, 21.4% of the total Class A Common Stock issued and outstanding as of such date (on an as-converted basis) and approximately 18.1% of the Issuer's total voting power.

(b)(i) Ms. McMahon, as trustee of the GRAT, may be deemed to have the sole power to direct the voting of and shared unilateral power to direct the sale of the 8,500,000 shares of Class B Common Stock owned by the GRAT.  Ms. McMahon may also be deemed to have the sole power to direct the voting and the disposition of the 566,670 shares of Class B Common Stock and 100 shares of Class A Common Stock owned directly by Ms. McMahon.

(ii) The GRAT may be deemed to have the sole power to direct the voting and the disposition of the 8,500,000 shares of Class B Common Stock held by the GRAT.

Mr. McMahon (as special trustee of the GRAT) may be deemed to have shared unilateral power to direct the sale of the

8,500,000 shares of Class B Common Stock owned by the GRAT.  Mr. McMahon’s business address is c/o World Wrestling Entertainment, Inc., 1241 East Main Street, Stamford, Connecticut 06902.  Mr. McMahon’s principal occupation is Chairman and Chief Executive Officer of the Issuer.  During the past five years, Mr. McMahon (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding, was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. McMahon is a citizen of the United States of America.

(c) On December 9, 2013, Mr. McMahon gifted 8,500,000 shares of Class B Common Stock to the GRAT.  Except for that donation, there have been no transactions with respect to the shares of the Issuer’s Class A or Class B Common Stock during the sixty (60) days prior to the date of this Schedule 13D by Mr. McMahon, Ms. McMahon or the GRAT.

(d) Not applicable

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed under the Introductory Note to this Schedule 13D is incorporated by reference.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Ms. McMahon, the GRAT and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares (including as a result of any pledge), finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

The following is filed herewith as an exhibit to this Schedule 13D:

1.           Agreement for Joint Filing of Schedule 13D
2.           Power of Attorney

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2013

/s/ Paul C. Cancilla
Name: Paul C. Cancilla
Title: Attorney-in-Fact, on behalf
of Linda E. McMahon, individually

Vincent K. McMahon 2013 Irrev.
Trust U/A dtd. December 5, 2013

/s/ Paul C. Cancilla
Name: Paul C. Cancilla
Title: Attorney-in-Fact, on behalf
of Linda E. McMahon, as Trustee of
the Vincent K. McMahon 2013 Irrev.
Trust U/A dtd. December 5, 2013

EXHIBIT INDEX

1. Agreement for Joint Filing of Schedule 13D
2. Power of Attorney